Invitae Corporation

1400 16th Street

San Francisco, CA 94103

August 22, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0409

Attention: Ronald E. Alper

RE:	Invitae Corporation

Registration Statement on Form S-3

File No. 333-226756

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Invitae Corporation hereby requests that the effective date of the above-captioned registration statement on Form S-3 (the “Registration Statement”) be accelerated to 5:00 p.m., Eastern Time, on Friday, August 24, 2018, or as soon thereafter as may be practicable.

Very truly yours,

INVITAE CORPORATION

By:	/s/ Shelly D. Guyer
Shelly D. Guyer
Chief Financial Officer

cc: Gabriella A. Lombardi